Transportation and Logistics Systems, Inc.

5500 Military Trail

Suite 22-357

Jupiter, FL 33458

February 3, 2022

VIA EDGAR

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Transportation and Logistics Systems, Inc.
Registration Statement on Form S-1
Filed January 28, 2021
File No. 333-262408

WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Transportation and Logistics Systems, Inc. (the “Registrant”) hereby withdraws its request for acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-262408), as amended (the “Registration Statement”).

We request that we be notified of any matter concerning the Registration Statement by a telephone call to Michael H. Sproule at (212) 308-8505, or in his absence David E. Bamberger, at (917) 562-5398, each of the firm Akabas & Sproule.

Sincerely

/s/ Sebastian Giordano
Sebastian Giordano,
Chief Executive Officer